InnerLight Holdings, Inc. 867 East 2260 South Provo, Utah 84606 ph: (801) 655-0605 fx: (801) 655-0621 www.innerlightinc.com

April 16, 2009

Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549
Attn: Janice McGuirk

RE:	InnerLight Holdings, Inc.
File No. 333—152430 (Form S-1/A4)

Dear Ms. McGuirk:

The attached Amendment No. 5 to the above-referenced filing has been filed on EDGAR and a hard copy is submitted (in redline format) in response to your comments by letter dated April 10, 2009.  This Amendment reflects the audited financial statements and narrative information through the fiscal year ended December 31, 2008, and also provides shareholder information current to April 10, 2009.

     With respect to the comments related to the Form S-1/A4, please note the following amendments to that Registration, keyed to the numerated comments of your letter and with reference to the appropriate pages of Amendment No. 5:

SEC Comment Letter April 10, 2009

1.
We have filed the non-compete agreement, a validly executed exhibit 10.11 and the post judgment settlement agreement with Dr. Young. We added language on page 16 to clarify that we did not enter into a new agreement with Dr. Young, but rather agreed to drop any further claims against each other. In essence, we ratified the existing consulting agreement. See changes on page 16.

2.
We have added headings on page 19 in order to help clarify our compensation plan. The basic model of a network marketing company is for the DSA to build an organization of other DSA’s. As the number of DSA’s in the organization increases, then the recruiting DSA will generally achieve higher levels, and consequently, higher potential earnings. In a network marketing organization the compensation levels are quite fluid and uncertain. Thus, a prediction of future earnings by the DSA is not possible.  See page 19.

3.	The material on government regulation, page 20, was expanded to include our comments in response to your comment 10, March 2, 2009.

4.
Please see revision of Legal Proceedings on page 21. The litigation referred to in the purchase agreement was two actions commenced by the Company’s predecessor as Plaintiff. Both actions were discontinued prior to the acquisition of the predecessor. The only litigation which continued was the Young action (in which the predecessor was also the Plaintiff), and that action was settled in November 2008 on terms advantageous to the Company. As disclosed, the Company is not involved in any legal proceedings, nor are any anticipated

5.
New language was added on page 27. The termination (which was actually a non-renewal) of the DSA’s and Mr. Brogan’s interest in the entities involved no “dollar value” and no payment or compensation of any kind to either Mr. Brogan or the entities. Mr. Brogan’s total compensation from the Company and the predecessor company is disclosed in the Executive Compensation section. Since there was no transaction or compensation, no further disclosure is required or warranted.

6.
The cash flow statement was revised by adding the supplemental information after the face statement as illustrated in SFAS No. 95. The value of the net assets acquired is not reflected in the balances in the cash flow statement. The initial balance sheet for InnerLight Holdings, Inc. did not have any assets or liabilities. Therefore, the changes reflected in the cash flow statement are net of the acquired assets and liabilities of InnerLight, Inc. See F-5.

7.	The cash flow statement was revised to gross up the transaction to show total proceeds and total principal payments on debt service per SFAS No. 95. See F-5.

8.
We have revised Note 3. Business Combinations on page F-8 to include the disclosure of how values were assigned to the assets and liabilities acquired. We have also disclosed the material changes to the purchase price allocation. The changes relate primarily to two items:

a.
Prepaid insurance premiums that were on the balance sheet at the date of acquisition were determined subsequent to the acquisition not to be realizable. The Company had to purchase its own new policy and did not receive any further benefit from the existing policy. The Company was unable to recoup any proceeds from the insurer or from the former parent company. Therefore, the purchase accounting was adjusted to decrease acquired assets by approximately $239,000 of prepaid insurance premiums.

b.
The Company acquired accrued royalties payable to Dr. Young. Subsequent to the acquisition, the accrued liability was deemed not payable to Dr. Young, and the purchase price allocation was adjusted to decrease the amount of liabilities acquired by $1,011,000.

9.
We have revised Note 10 on page F-12 to include the amount of revenues by country that comprise the “International Sales” line item on the statement of operations per SFAS No. 131 and your directive in comment No.9.

10.	The disclosure in Note 10 – Segment Information was revised to include the correct amounts for total assets. See F-12.

11.
The disclosure on page 37, Recent Sales of Unregistered Shares was revised to be consistent with the other disclosures regarding the organization of InnerLight Holdings, Inc. with no cash contributions. Mr. Brogan did execute a loan with the Company after the acquisition. See revision on page 37.

12.	The independent accountant revised the consent as directed by you. See revision on Exhibit 23.1.

Thank you for your attention and assistance.

Warm regards,

Heber Maughan
Chief Financial Officer
801-655-0605 t
801-655-0621 f